FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of October, 2005
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
IMPLEMENTATION OF THE IASB POLICY RELATED TO THE IFRS
ACCOUNTING TREATMENT OF CONVERTIBLE BONDS
DENOMINATED IN A FOREIGN CURRENCY
NOTICE OF AN EXTRAORDINARY GENERAL MEETING ON
NOVEMBER 16th 2005
Paris October 17th, 2005
Following the confirmation of the IASB (International Accounting Standards Board) policy published on 30 September 2005 in relation to the accounting treatment under the IFRS regime for convertible bonds denominated in a foreign currency, the CGG Group is required to change the accounting treatment of its 7.75% USD 85 million convertible bonds due 2012, issued on 4 November 2004.
This change in accounting treatment has an impact on the Group consolidated accounts dated 31/12/04 and 30/06/05 published under IFRS. It had been presented by the Group both in principle and in terms of the estimated potential consequences on the accounts, in the notes to the IFRS consolidated accounts on 30/06/05 published on 8 September 2005 (note 1: Accounting Principles, Rules, et Method — Point 11).
The effects of this new accounting treatment are:
     - in relation to the balance sheet, the reclassification under « other non-current liabilities » of the component of the convertible bonds originally recorded in shareholders’ equity for an amount of 10 M€, and the classification in each reporting period under « other non-current liabilities » of the present value of the share option contained in the convertible bonds,
     - in relation to the profit and loss account, from one statement to the next, the recording of the variation of the present value of the share option contained in the convertible bonds.
Taking into account at the same time the increase in the CGG share price over this period and the strengthening of the US dollar against the euro, the value of the share option contained in the convertible bonds has increased very substantially over the period to approximately 34M€ on 31/12/04, approximately 49M€ on 31/03/05, approximately 49M€ on 30/06/05 and approximately 72M€ on 30/09/05.
The accounting of these amounts as liabilities under « other non-current liabilities » requires the Group from that time to recognize in its profit and loss accounts additional financial expenses of approximately 24M€ for fiscal year 2004, of approximately 15M€ for the period of three months ending 31/03/05, of approximately 15M€ for the period of six months ending 30/06/05, and of approximately 38M€ for the period of nine months ending 30/09/05.
These accounting adjustments, due solely to the application of the IASB policy as confirmed on September 30th 2005, have no effect on the Group operating income, or on cash flows.
- & -
The Board of Directors of CGG has decided to call an Extraordinary General Meeting of its shareholders on 16 November 2005 for the purposes of approving a change to the terms and conditions of its 7.75% USD 85 million convertible bonds due 2012, issued on 4 November 2004. The proposed change consists of granting to the bondholders the right to a cash payment upon immediate conversion of the bonds. This right shall be exercisable during a period of two calendar days following notification thereof from the Group.

The proposed change will have been submitted for prior approval at a general meeting of the bondholders held on 2 November 2005.
The early conversion of all or part of these convertible bonds would permit the CGG Group to immediately strengthen its equity position and reduce its future financial charges. If 100% of the convertible bonds were converted, the cash payment should amount to USD 13 million, corresponding to less than twice the total amount of annual interest payments in respect of the bonds.
The Securities will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by CGG from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially from those disclosed in forward-looking statements.
This form 6-K report is hereby incorporated by reference into the prospectus contained in Compagnie Generale de Geophysique’s registration statement on forms F-4 and S-4 (registration statement No. 333-126553), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Contacts :
Michel PONTHUS	+(33) 1 64 47 37 38
Christophe BARNINI	+ (33) 1 64 47 38 11
Email: invrel@cgg.com	Internet: www.cgg.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex
GENERAL COMPANY OF GEOPHYSICS

Date : October 17th, 2005	By Senior Executive Vice President Technology, Planning & Control And Communication /Gerard CHAMBOVET/